EXHIBIT 99.11

CONSENT OF EXPERT

I, Kenneth C. McNaughton, consent to the use of my name and references to my name in (i) Pretium Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2018 and (ii) Pretium Resources Inc.’s Registration Statements on S-8 (File Nos. 333-203409 and 333-213450) filed with the United States Securities and Exchange Commission.

Very truly yours,

/s/ Kenneth C. McNaughton
Kenneth C. McNaughton, M.A.Sc., P.Eng.

March 29, 2019